9 May 2013

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through J.P. Morgan Securities plc) 190,000 Reed Elsevier PLC ordinary shares at a price of 739.6196p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 73,337,714 ordinary shares in treasury, and has 1,190,104,880 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier PLC has purchased 15,852,800 shares.

Reed Elsevier NV announces that today, it purchased (through J.P. Morgan Securities plc) 110,000 Reed Elsevier NV ordinary shares at a price of €12.6186 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 45,755,406 ordinary shares in treasury, and has 684,211,944 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier NV has purchased 9,142,319 shares.